

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 26, 2022

Tracey Travis
Executive Vice President and Chief Financial Officer
ESTEE LAUDER COMPANIES INC
767 Fifth Avenue
New York, New York 10153

>   **Re: ESTEE LAUDER COMPANIES INC**
>   **Form 10-K for the Year Ended June 30, 2021**
>   **Response dated May 25, 2022**
>   **File No. 001-14064**

Dear Ms. Travis:

    We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Life Sciences